September 13, 2024

United States Securities and Exchange Commission

Division of Corporate Finance

100 F St NE

Washington, DC 20549

Re: Lottery.com Inc./S-3 Registration

Filed February 13, 2024

Gentlemen and Ladies:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”). Lottery.com, Inc. (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of its Form S-3 Registration Statement filed on February 13, 2024 together with all exhibits and amendments thereto (collectively, the Form S-3 Registration Statement. The original Form S-3 Registration Statement was filed on February 13 2024 and was not declared effective by the Commission under the Securities Act.

The Registrant has determined that the S-3 Registration Statement was filed erroneously and has subsequently filed an S-1 registration statement. Withdrawal of the Form S-3 and its Amendment is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a) of the Securities Act. Further, the Registrant confirms that no securities have been sold pursuant to the Registration Statement and the Registration Statement has not been declared effective by the Commission.

Please send copies of the written order granting withdrawal of the Registration Statement to the our counsel at rcutler@cutlerlaw.com.

Should you have any questions, or need further information with respect to this matter, please contact our counsel at the above email address or at (713) 888-0040

Best regards

/s/ Matthew McGahan
Matthew McGahan, President & CEO Lottery.com Inc.